UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Deliberation of Interest on Own Capital”, dated on August 19, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on August 19, 2013, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on own capital, related to the fiscal year of 2013, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s

Instruction nº 207/96, in the gross amount of R$ 220,000,000.00 (two hundred and twenty million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 187,000,000.00 (one hundred and eighty-seven million reais). The estimated value per share is described in the table below:

In accordance to the article 28 of the Company’s Bylaws, such Interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2013, ad referendum of the General Shareholders’ Meeting.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on August 30, 2013, including. After this date the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out starting in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until September 10, 2013 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil – Vila Yara – Zip code: 06029-900 – Osasco – SP.

Note: The values per common and preferred share are estimates and may be subject to further adjustments due to any purchases of shares in the Share Buyback Program of the Company to be held in treasury and subsequent disposal and/or cancellation, according to the Notice of Material Fact of November 05, 2012.

São Paulo, August 19, 2013.

Alberto Manuel Horcajo Aguirre
Investor Relations Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	August 19th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director